

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2012

Via E-mail
Jeffrey J. Carfora
Executive Vice President and
Chief Financial Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

> **Re:** **Peapack-Gladstone Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-16197**

Dear Mr. Carfora:

We have reviewed your response letter dated September 10, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Exhibit 13
1. Summary of Significant Accounting Policies
Loans, page 48

1. We have reviewed your response to prior comment five from our letter dated August 7, 2012. In your response you state that modifications of residential mortgage loans for which a borrower is experiencing a temporary hardship may include a deferment of up to six months of loan payments which, in Management's judgment, does not reflect a

significant delay, given that these loans typically have original maturities of 15 to 30 years. Please provide us with the following as it relates to these short-term loan modifications:

- Discuss the types of temporary hardships experienced by these borrowers;
- Quantify the amounts of loans that have been modified using this type of workout strategy in each period presented. Clarify whether these short-term modifications are only made on mortgage loans or various types of loans;
- Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings;
- Tell us how the loans are classified (performing vs. non-performing) and whether they continue to accrue interest; and
- Describe whether these loans are included in your ASC 450-20 or ASC 310-10 impairment analysis.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant